United States

Securities and Exchange Commission

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(a) and

Amendments Thereto Filed Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Electro Rent Corporation

(Name of Issuer)

Common Stock, without par value

(Title of Class of Securities)

285218103

(CUSIP Number)

Eva M. Kalawski, Esq.

Platinum Equity Advisors, LLC

360 North Crescent Drive, South Building

Beverly Hills, CA 90210

(310) 712-1850

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 27, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D

CUSIP No. 285218103	Page 1 of 17 Pages

1	NAMES OF REPORTING PERSONS Elecor Intermediate Holding II Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,936,007
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,936,007
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.7%
14	TYPE OF REPORTING PERSON CO

13D

CUSIP No. 285218103	Page 2 of 17 Pages

1	NAMES OF REPORTING PERSONS Elecor Intermediate Holding Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,936,007
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,936,007
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.7%
14	TYPE OF REPORTING PERSON CO

13D

CUSIP No. 285218103	Page 3 of 17 Pages

1	NAMES OF REPORTING PERSONS Elecor Holding Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,936,007
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,936,007
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.7%
14	TYPE OF REPORTING PERSON CO

13D

CUSIP No. 285218103	Page 4 of 17 Pages

1	NAMES OF REPORTING PERSONS Platinum Equity Capital Partners III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,936,007
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,936,007
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.7%
14	TYPE OF REPORTING PERSON PN

13D

CUSIP No. 285218103	Page 5 of 17 Pages

1	NAMES OF REPORTING PERSONS Platinum Equity Partners III, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,936,007
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,936,007
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.7%
14	TYPE OF REPORTING PERSON OO (Limited Liability Company)

13D

CUSIP No. 285218103	Page 6 of 17 Pages

1	NAMES OF REPORTING PERSONS Platinum Equity Investment Holdings III, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,936,007
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,936,007
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.7%
14	TYPE OF REPORTING PERSON OO (Limited Liability Company)

13D

CUSIP No. 285218103	Page 7 of 17 Pages

1	NAMES OF REPORTING PERSONS Platinum Equity, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,936,007
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,936,007
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.7%
14	TYPE OF REPORTING PERSON OO (Limited Liability Company)

13D

CUSIP No. 285218103	Page 8 of 17 Pages

1	NAMES OF REPORTING PERSONS Tom Gores
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,936,007
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,936,007
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.7%
14	TYPE OF REPORTING PERSON IN

13D

CUSIP No. 285218103	Page 9 of 17 Pages

Item 1.	Security and Issuer

This statement on Schedule 13D (“Schedule 13D”) relates to the common stock, no par value (the “Common Stock”), of Electro Rent Corporation, a California corporation, (the “Issuer”), whose principal executive offices are located at 6060 Sepulveda Boulevard, Van Nuys, California 91411-2501.

Item 2.	Identity and Background

This statement is being filed by each of: (i) Elecor Intermediate Holding II Corporation, a Delaware corporation (“Parent”), (ii) Elecor Intermediate Holding Corporation, a Delaware corporation (“EIHC”), (iii) Elecor Holding Corporation, a Delaware corporation (“Elecor Holding”), (iv) Platinum Equity Capital Partners III, L.P., a Delaware limited partnership (“PECP III”), (v) Platinum Equity Partners III, LLC, a Delaware limited liability company (“Platinum Partners”), (vi) Platinum Equity Investment Holdings III, LLC, a Delaware limited liability company (“Platinum Investment”), (vii) Platinum Equity, LLC, a Delaware limited liability company (“Platinum Equity”), and (viii) Tom Gores, an individual (each person or entity listed in clauses (i)-(viii), a “Reporting Person” and, collectively, the “Reporting Persons”).

EIHC is the sole shareholder of Parent and may deemed to beneficially own the Common Stock of the Issuer beneficially owned by Parent. Elecor Holding is the sole shareholder of EIHC and may be deemed to beneficially own the Common Stock of the Issuer beneficially owned by EIHC. PECP III is the majority stockholder of Elecor Holding and may be deemed to beneficially own the Common Stock of the Issuer beneficially owned by Elecor Holding. Platinum Partners is the general partner of PECP III and may be deemed to beneficially own the Common Stock of the Issuer beneficially owned by PECP III. Platinum Investment is the senior managing member of Platinum Partners and may be deemed to beneficially own the Common Stock of the Issuer beneficially owned by Platinum Partners. Platinum Equity is the sole member of Platinum Investment and may be deemed to beneficially own the Common Stock of the Issuer beneficially owned by Platinum Investment.

Mr. Gores is the Chairman and Chief Executive Officer of Platinum Equity and may be deemed to beneficially own the Common Stock of the Issuer beneficially owned by Platinum Equity.

Annex A hereto sets forth certain information with regard to the executive officers and directors of Elecor Holding, EIHC and Parent (each a “Related Person” and together the “Related Persons”).

Each of the Reporting Persons other than Mr. Gores are organized under the laws of Delaware. Mr. Gores and each of the Related Persons are citizens of the United States of America.

The address of the principal place of business and principal office of each Reporting Person and Related Person is 360 N. Crescent Drive, South Building, Beverly Hills, CA 90210.

13D

CUSIP No. 285218103	Page 10 of 17 Pages

The Reporting Persons are principally engaged in the business of investments in securities. Mr. Gores is the chairman and chief executive officer of Platinum Equity.

During the last five years, none of the Reporting Persons or Related Persons (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

As described in Item 4, Parent entered into the voting agreements (the “Voting Agreements”) with Daniel Greenberg, a director of the Issuer and the Issuer’s current chief executive officer, and Phillip Greenberg, a member of his family (together, the “Greenbergs”), as a condition of and material inducement to Parent and Elecor Merger Corporation, a California corporation (“Merger Sub”) entering into the Merger Agreement. The shares to which this Schedule 13D relate have not been purchased by Parent or Merger Sub, and thus no funds have been used for such purpose.

Item 4.	Purpose of Transaction

Merger Agreement

On May 27, 2016, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Parent and Merger Sub pursuant to which, subject to the satisfaction or waiver of the conditions set forth therein, Merger Sub will be merged with and into the Issuer, with the Issuer surviving the merger as a wholly owned subsidiary of Parent (the “Merger”).

Pursuant to the Merger Agreement, at the effective time of the Merger, and as a result of the Merger:

•	each outstanding share of Common Stock (other than shares held by any person who properly asserts dissenters’ rights under California law) will be converted into the right to receive an amount in cash equal to $13.12 per share (the “Merger Consideration”); and

•	each restricted stock unit (whether vested or unvested) that is outstanding at the effective time of the Merger will vest in full and will convert into the right to receive an amount in cash equal to the per share Merger Consideration.

The Merger Agreement contains customary representations, warranties and covenants, including, among others, covenants of the Issuer to conduct its businesses in the ordinary course between the execution and delivery of the Merger Agreement and the consummation of the Merger and not to engage in certain kinds of transactions during such period (including the payment of dividends). In addition, the Issuer made certain other customary covenants, including, among others, covenants, subject to certain exceptions, (A) to cause a shareholders

13D

CUSIP No. 285218103	Page 11 of 17 Pages

meeting to be held to consider adopting the Merger Agreement, (B) for its board of directors to recommend adoption by the Issuer’s shareholders of the Merger Agreement and the transactions contemplated by the Merger Agreement and to include such recommendation in any solicitation of votes from the Issuer’s shareholders, (C) not to solicit proposals relating to alternative transactions and (D) not to enter into discussions concerning or provide confidential information in connection with alternative transactions. The restrictions in the preceding clauses (B) and (D) are subject to a “fiduciary out” provision that, prior to the time shareholder approval is obtained, allows the Issuer under certain limited circumstances to provide information to, participate in negotiations and discussions with, and enter into an alternative transaction with a third party and/or to make a recommendation change adverse to the Merger.

Assuming the satisfaction of the conditions set forth in the Merger Agreement, the transactions contemplated thereby are expected to close by the end of September 2016. Consummation of the Merger is not subject to a financing condition, but is subject to customary closing conditions, including (i) approval of the Issuer’s shareholders, (ii) the expiration or earlier termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, (iii) absence of any order or injunction prohibiting the consummation of the Merger and (iv) subject to customary materiality qualifiers, the accuracy of the Issuer’s representations and warranties contained in the Merger Agreement and compliance by the Issuer with its covenants contained in the Merger Agreement. Parent has obtained an equity financing commitment to fund the transactions contemplated by the Merger Agreement, the aggregate proceeds of which, together with cash and cash equivalents available to Parent, will be sufficient for Parent to pay the aggregate Merger Consideration and all related fees and expenses.

The Merger Agreement contains certain termination rights for both the Issuer and Parent. It provides that upon the Issuer’s termination of the Merger Agreement under specified circumstances (generally in the event the board of directors of the Issuer changes its recommendation that its shareholders approve the Merger Agreement and the Merger, or elects to pursue a superior acquisition proposal from a third party), the Issuer will be required to pay Parent a termination fee of $11.3 million.

Limited Guaranty

On May 27, 2016, PECP III entered into a Limited Guaranty (the “Guaranty”) with the Issuer pursuant to which, among other things, PECP III has unconditionally agreed to guarantee, subject to the terms and conditions set forth in the Guaranty, the obligations of Parent to make any payments required to be made by Parent under the Merger Agreement (other than payment of the Merger Consideration), up to a maximum amount equal to $16.2 million.

Voting Agreements

Concurrent with and as a condition to Parent entering into the Merger Agreement, the Greenbergs, each entered into the Voting Agreements, with respect to all shares of Common Stock beneficially owned by them, as set forth in the Voting Agreements, and any additional shares of common stock and any other voting securities of the Issuer which they acquire record and/or beneficial ownership of after the date of the Voting Agreements (collectively, the “Voting Agreement Shares”).

13D

CUSIP No. 285218103	Page 12 of 17 Pages

The Greenbergs collectively beneficially own approximately 29% of the outstanding shares of Common Stock and have agreed to take the following actions, among others, during the term of the Voting Agreements: (1) vote all Voting Agreement Shares in favor of the Merger and in favor of any transactions related to the Merger; (2) vote the Voting Agreement Shares against any alternative transaction and (3) vote against any other actions that would impede or prevent the Merger or result in the Issuer breaching any of its obligations or representations in the Merger Agreement. Under the Voting Agreements, the Greenbergs have granted to Parent (and its designees) an irrevocable proxy to vote the Voting Agreement Shares as provided above. The Voting Agreements, including the irrevocable proxies granted thereunder, will terminate upon the earliest of (i) the termination of the Merger Agreement in accordance with its terms, (ii) the consummation of the transactions contemplated by the Merger Agreement, and (iii) mutual agreement between the Parent and each Greenberg.

The foregoing descriptions of the Merger Agreement, the Guarantee and the Voting Agreements do not purport to be complete and are qualified in their entirety by reference to the full text of such agreements filed as exhibits to this Schedule 13D, and incorporated herein by reference.

General

The primary purpose of the transactions described above is for Parent, through Merger Sub, to acquire all of the outstanding shares of Common Stock. Upon consummation of the transactions described above, the Issuer will become a wholly owned subsidiary of Parent and the Common Stock will cease to be freely traded or listed and will be de-registered under the Securities Act of 1933, as amended.

Other than as described above, none of the Reporting Persons currently has any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

13D

CUSIP No. 285218103	Page 13 of 17 Pages

Item 5.	Interest in Securities of the Issuer

(a) – (b)

The following sets forth the aggregate number of shares and percentage of Common Stock beneficially owned by each of the Reporting Persons, as well as the number of shares of Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition as of on May 27, 2016, based on 24,195,408 shares of Common Stock outstanding as of April 7, 2016.

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition of	Shared power to dispose or to direct the disposition of
Elecor Intermediate Holding II Corporation	6,936,007	28.7%	0	6,936,007	0	0

Elecor Intermediate Holding Corporation	6,936,007	28.7%	0	6,936,007	0	0

Elecor Holding Corporation	6,936,007	28.7%	0	6,936,007	0	0

Platinum Equity Capital Partners III, L.P.	6,936,007	28.7%	0	6,936,007	0	0

Platinum Equity Partners III, LLC	6,936,007	28.7%	0	6,936,007	0	0

Platinum Equity Investment Holdings III, LLC	6,936,007	28.7%	0	6,936,007	0	0

Platinum Equity, LLC	6,936,007	28.7%	0	6,936,007	0	0

Tom Gores	6,936,007	28.7%	0	6,936,007	0	0

Pursuant to the Voting Agreements, Parent has the right to vote the shares of Common Stock owned by the Greenbergs and therefore may be deemed to beneficially own 6,936,007 shares of Common Stock. Tom Gores, the Chairman and Chief Executive Officer of Platinum Equity, is the ultimate beneficial owner of Platinum Equity. Platinum Equity is the sole member of Platinum Investment, which is the senior managing member of Platinum Partners, which is the general partner of PECP III, which is the majority stockholder of Elecor Holding, which is the sole shareholder of EIHC, which is the sole shareholder of Parent. Accordingly, each of the foregoing entities may be deemed to share beneficial ownership of the shares of Common Stock beneficially owned by Parent.

Except as set forth in this Item 5(a)-(b), each of the persons named in this Item 5(a)-(b) disclaims beneficial ownership of any Common Stock owned beneficially or of record by any other person named in this Item 5(a)-(b).

13D

CUSIP No. 285218103	Page 14 of 17 Pages

(c) Except for the Merger Agreement and Voting Agreements, and the transactions contemplated by those agreements, none of the Reporting Persons nor, to the Reporting Persons’ knowledge, any of the Related Persons, has effected any transaction in the Common Stock during the past 60 days.

(d) None.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 4 above summarizes certain provisions of the Merger Agreement the Guarantee and the Voting Agreements, and is incorporated herein by reference. A copy of each of these agreements is filed as an exhibit to this Schedule 13D, and each is incorporated herein by reference.

Except as set forth herein, none of the Reporting Persons or Related Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

13D

CUSIP No. 285218103	Page 15 of 17 Pages

Item 7.	Materials to be Filed as Exhibits

Exhibit Number	Description

1	Joint Filing Agreement

2	Power of Attorney

3	Agreement and Plan of Merger dated May 27, 2016 among Elecor Intermediate Holding II Corporation, Elecor Merger Corporation and Electro Rent Corporation (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K, filed May 31, 2016 by Electro Rent Corporation)

4	Limited Guaranty dated May 27, 2016 by Platinum Equity Capital Partners III, L.P. in favor of Electro Rent Corporation (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K, filed May 31, 2016 by Electro Rent Corporation)

5	Voting Agreement dated May 27, 2016 between Elecor Intermediate Holding II Corporation and Daniel Greenberg (incorporated by reference to Exhibit 99.2.1 to the Current Report on Form 8-K, filed May 31, 2016 by Electro Rent Corporation)

6	Voting Agreement dated May 27, 2016 between Elecor Intermediate Holding II Corporation and P. Greenberg (incorporated by reference to Exhibit 99.2.2 to the Current Report on Form 8-K, filed May 31, 2016 by Electro Rent Corporation)

13D

CUSIP No. 285218103	Page 16 of 17 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 6, 2016

ELECOR INTERMEDIATE HOLDING II CORPORATION

By:	/s/ Eva Kalawski
Name:	Eva M. Kalawski
Title:	Vice President and Secretary

ELECOR INTERMEDIATE HOLDING CORPORATION

By:	/s/ Eva Kalawski
Name:	Eva M. Kalawski
Title:	Vice President and Secretary

ELECOR HOLDING CORPORATION

By:	/s/ Eva Kalawski
Name:	Eva M. Kalawski
Title:	Vice President and Secretary

PLATINUM EQUITY CAPITAL PARTNERS III, L.P.

By:	Platinum Equity Partners III, LLC, its general partner
By:	Platinum Equity Investment Holdings III, LLC, its senior managing member

By:	/s/ Eva Kalawski
Name:	Eva M. Kalawski
Title:	Vice President and Secretary

13D

CUSIP No. 285218103	Page 17 of 17 Pages

PLATINUM EQUITY PARTNERS III, LLC

By:	Platinum Equity Investment Holdings III, LLC, its senior managing member

By:	/s/ Eva Kalawski
Name:	Eva M. Kalawski
Title:	Vice President and Secretary

PLATINUM EQUITY INVESTMENT HOLDINGS III, LLC

By:	/s/ Eva Kalawski
Name:	Eva M. Kalawski
Title:	Vice President and Secretary

PLATINUM EQUITY, LLC

By:	/s/ Eva Kalawski
Name:	Eva M. Kalawski
Title:	Executive Vice President, General Counsel and Secretary

Tom Gores

/s/ Mary Ann Sigler
Mary Ann Sigler, Attorney-in-Fact for Tom Gores

Annex A

Set forth below is the name and title or present principal occupation of each of the executive officers and directors of Elecor Holding Corporation, Elecor Intermediate Holding Corporation, and Elecor Intermediate Holding II Corporation.

Elecor Holding Corporation

Executive Officers:

Name	Title
Mary Ann Sigler	President and Treasurer
Eva M. Kalawski	Vice President and Secretary
Stephen T. Zollo	Vice President
Osborn Curry	Assistant Secretary
Dawn M. Walloch	Assistant Treasurer

Director:

Name	Present Principal Occupation
Eva M. Kalawski	Executive Vice President, General Counsel and Secretary of Platinum Equity

Elecor Intermediate Holding Corporation

Executive Officers:

Name	Title
Mary Ann Sigler	President and Treasurer
Eva M. Kalawski	Vice President and Secretary
Stephen T. Zollo	Vice President
Osborn Curry	Assistant Secretary
Dawn M. Walloch	Assistant Treasurer

Director:

Name	Present Principal Occupation
Eva M. Kalawski	Executive Vice President, General Counsel and Secretary of Platinum Equity

Elecor Intermediate Holding II Corporation

Executive Officers:

Name	Title
Mary Ann Sigler	President and Treasurer
Eva M. Kalawski	Vice President and Secretary
Stephen T. Zollo	Vice President
Osborn Curry	Assistant Secretary
Dawn M. Walloch	Assistant Treasurer

Director:

Name	Present Principal Occupation
Eva M. Kalawski	Executive Vice President, General Counsel and Secretary of Platinum Equity